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Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34531

7 Days Group Holdings Limited

5C-11 Creative Industry Zone

397 XinGangZhong Road

Guangzhou, Guangdong 510310

People’s Republic of China

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press Release, dated May 31, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/s/ Eric Haibing Wu
	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: May 31, 2013

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